Exhibit 99.1
Yingli Green Energy Reports First Quarter 2011 Results
First Quarter Revenue Was $527.3 Million
First Quarter Non-GAAP Diluted EPS Was US$0.38
A More Than 30% Increase in Shipment Is Expected in the Second Quarter
Company Reaffirms Shipment Guidance for Full Year 2011
BAODING, China, May 20, 2011 — Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), a leading solar energy company and one of the world’s largest vertically integrated photovoltaic manufacturers, which markets its products under the brand “Yingli Solar,” today announced its unaudited consolidated financial results for the first quarter ended March 31, 2011.
First Quarter 2011 Consolidated Financial and Operating Highlights
●	Total net revenues were RMB 3,453.0 million (US$527.3 million).

●	PV module shipment decreased by a low teen percentage from the fourth quarter of 2010.

●	Gross profit was RMB 943.7 million (US$144.1 million), representing a gross margin of 27.3%.

●	Operating income was RMB 568.2 million (US$86.8 million), representing an operating margin of 16.5%.

●	Net income[1] was RMB 368.3 million (US$56.2 million) and diluted earnings per ordinary share and per American depositary share (“ADS”) were RMB 2.29 (US$0.35).

●	On an adjusted non- GAAP[2] basis, net income was RMB 403.6 million (US$61.6 million) and diluted earnings per ordinary share and per ADS were RMB 2.51 (US$ 0.38).

●	In May 2011, through one of its operating subsidiaries in China, the Company completed a successful issuance of RMB 1.4 billion medium-term notes on the PRC inter-bank debenture market.
“In the first quarter of 2011, we experienced a sudden demand slowdown in Europe, primarily due to the uncertainties relating to the feed-in-tariff policy change in Italy and the severe winter season conditions in Germany. However, despite a lower than expected shipment in the past quarter, we remain confident to accomplish our full year shipment guidance of 1.7 to 1.75 GW through continuously optimized global sales strategies.” Commented Mr. Liansheng Miao, Chairman and Chief Executive Officer of Yingli Green Energy.
“Although solar policy changes in certain European countries have caused short term market fluctuations, in the long term, we continue to view Europe as one of our most important markets. We will continue to

1	For convenience purposes, all references to “net income” in this press release, unless otherwise specified, represent “net income attributable to Yingli Green Energy” for all periods presented.

2	All non-GAAP measures exclude share-based compensation, non-cash interest expenses, and the amortization of intangible assets arising from purchase price allocation in connection with a series of acquisitions of equity interests in Baoding Tianwei Yingli New Energy Resources Co., Ltd. (“Tianwei Yingli”), an operating subsidiary of the Company. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this press release.

enhance our long-term strategies by cooperating with our existing customers, as we believe they have demonstrated experience to weather market downturns, proven capabilities to tackle challenges of low demand cycles, strong technical innovations at system level to offer competitive solar power solutions to end users, and successful penetration into new and emerging markets in and beyond Europe. As a result of policy changes, demand in Europe is shifting from the ground-mounted segment toward roof-tops. Our major customers continue to tune their business strategies and align their resources to benefit from this market transition. To ensure we are well positioned for new opportunities created, we also continue to select and build relationships with new customers with proven track records of technical and operational excellence in accessing the roof-top segment.”
“In the emerging markets, we have been systematically consolidating our leadership throughout the past quarter.” Mr. Miao continued. “In the US, we continued to win new customers and diversify our geographic mix. Our customer pool proved to be extensively diversified to drive demand for a record quarter with shipment of more than 50 MW, a five-fold increase from the first quarter of 2010. In China, we have established a solid market position through continuous involvement in a series of solar initiatives, such as the Golden Sun Program. The Chinese government has been considering raising the accumulative PV installation targets to 10 GW by 2015 and 50 GW by 2020. We strongly believe that China will quickly evolve into one of the largest and most important solar markets in the world.”
“In addition, we are penetrating frontier markets through sustained efforts. We are progressively building seasoned sales forces, which are capable to cover established as well as emerging markets. We are establishing subsidiaries in markets with long term potential such as South East Asia, South America and the Middle East, and we are leveraging existing customers’ proven expertise and strong channel building capabilities.”
“On the research and development front, we have established our leadership position in the domain of n-type solar cell production through successfully commercializing Project PANDA. We will continue to innovate throughout our vertically integrated production lines to seek further cost reduction opportunities.” Mr. Miao concluded.
First Quarter 2011 Financial Results
Total Net Revenues
Total net revenues were RMB 3,453.0 million (US$527.3 million) in the first quarter of 2011, compared to RMB 4,066.2 million in the fourth quarter of 2010 and an increase of 40.9% from RMB 2,449.9 million in the first quarter of 2010. The decrease in the total net revenue from the previous quarter was primarily due to decreased PV module shipment as a result of the policy change in Italy. In early March of 2011, the Italian government announced that it was planning to reduce feed-in tariffs for solar power systems in an effort to impede overheating of its solar market. As the Italian government did not announce the finalized new policy until early May, the uncertainties relating to the proposed policy change led to delays in solar power projects in Italy. In addition, the severe weather conditions in Germany this past winter also had a negative effect on the market demand for solar products in the first quarter of 2011.
Gross Profit and Gross Margin

Gross profit was RMB 943.7 million (US$144.1 million) in the first quarter of 2011, compared to RMB 1,337.7 million in the fourth quarter of 2010 and an increase of 15.7% from RMB 815.4 million in the first quarter of 2010.
Overall gross margin was 27.3% in the first quarter of 2011, compared to overall gross margin of 32.9% in the fourth quarter of 2010 and 33.3% in the first quarter of 2010. The decrease in gross margin quarter over quarter was primarily due to the increase of outsourced cell production and polysilicon spot price, as well as a slight decrease in average selling price.
Operating Expenses
Operating expenses were RMB 375.5 million (US$57.3 million) in the first quarter of 2011, compared to RMB 394.3 million in the fourth quarter of 2010 and RMB 279.5 million in the first quarter of 2010. The decrease in operating expenses quarter over quarter was primarily due to the decline in selling expenses resulted from the Company’s decreased shipment volume.
Operating expenses as a percentage of total net revenues were 10.9% in the first quarter of 2011, compared to 9.7% in the fourth quarter of 2010 and 11.4% in the first quarter of 2010.
Operating Income and Margin
As a result of the foregoing, operating income was RMB 568.2 million (US$86.8 million) in the first quarter of 2011, compared to RMB 943.5 million in the fourth quarter of 2010 and an increase of 6.0% from RMB 535.9 million in the first quarter of 2010.
Operating margin was 16.5% in the first quarter of 2011, compared to 23.2% in the fourth quarter of 2010 and 21.9% in the first quarter of 2010.
Interest Expense
Interest expense was RMB 130.5 million (US$19.9 million) in the first quarter of 2011, compared to RMB 130.6 million in the fourth quarter of 2010 and RMB 91.2 million in the first quarter of 2010.
After excluding non-cash interest expense items, interest expense was RMB 121.8 million (US$18.6 million) in the first quarter of 2011, compared to RMB 114.6 million in the fourth quarter of 2010 and RMB 63.4 million in the first quarter of 2010. The slight increase in the interest expense excluding non-cash items was consistent with the increase in indebtedness. As of March 31, 2011, the Company had an aggregate of RMB 10,245.4 million (US$1,564.6 million) borrowings, mid-term notes and convertible notes, an increase of 8.5% from RMB 9,446.8 million as of December 31, 2010. The weighted average interest rate for these borrowings was 5.72 % in the first quarter of 2011, a slight decrease from 5.87% in the four quarter of 2010.
Foreign Currency Exchange Gains (Losses)
Foreign currency exchange gain was RMB 61.2 million (US$9.3 million) in the first quarter of 2011, compared to a foreign currency exchange loss of RMB 62.9 million in the fourth quarter of 2010 and a foreign currency exchange loss of RMB 169.1 million in the first quarter of 2010. The foreign currency exchange gain was primarily attributable to the appreciation of the Euro against the RMB.

Income Tax Expense
Income tax expense was RMB 76.8 million (US$11.7 million) in the first quarter of 2011, a decrease of 36.9% from RMB 121.7 million in the fourth quarter of 2010 and compared to RMB 39.5 million in the first quarter of 2010.
Net Income
Net income was RMB 368.3 million (US$56.2 million) in the first quarter of 2011, compared to RMB 522.0 million in the fourth quarter of 2010 and an increase of 93.0% from RMB 190.9 million in the first quarter of 2010. Diluted earnings per ordinary share and per ADS were RMB 2.29 (US$0.35), compared to RMB 3.25 in the fourth quarter of 2010 and an increase of 84.7% from RMB 1.24 in the first quarter of 2010.
On an adjusted non-GAAP basis, net income was RMB 403.6 million (US$61.6 million) in the first quarter of 2011, compared to RMB 565.9 million in the fourth quarter of 2010 and an increase of 63.5% from RMB 246.8 million in the first quarter of 2010. Adjusted non-GAAP diluted earnings per ordinary share and per ADS were RMB 2.51 (US$0.38), compared to RMB 3.53 in the fourth quarter of 2010 and an increase of 56.9% from RMB 1.60 in the first quarter of 2010.
Balance Sheet Analysis
As of March 31, 2011, Yingli Green Energy had RMB 6,038.3 million (US$922.1 million) in cash and restricted cash, compared to RMB 6,501.1 million as of December 31, 2010.
As of March 31, 2011, working capital representing current assets less current liabilities was RMB 2,925.3 million (US$446.7 million), compared to RMB 3,124.1 million as of December 31, 2010.
Through one of its operating subsidiaries in China, the Company completed its issuance of the second tranche 1.4 billion (US$213.8 million) RMB-denominated unsecured five-year medium-term notes on May 12, 2011. The Second Tranche Issue bears a fixed annual interest of 6.15%.
As of the date of this press release, the Company had approximately RMB 6,670 million in unutilized short-term lines of credit, and RMB 2,716 million committed long term facility that can be drawn down in the near future.
Business Outlook for Full Year 2011
Based on current market and operating conditions, estimated production capacity and forecasted customer demand, the Company reaffirms its PV module shipment target to be in the estimated range of 1,700 MW to 1,750 MW for fiscal year 2011, which represents an increase of 60.1% to 64.8% compared to fiscal year 2010.
Non-GAAP Financial Measures
To supplement the financial measures calculated in accordance with GAAP, this press release includes certain non-GAAP financial measures of adjusted net income and adjusted diluted earnings per ordinary share and per ADS, each of which is adjusted to exclude items related to share-based compensation, non-cash interest expense, and the amortization of intangible assets arising from purchase price allocation in connection with a series of acquisitions of equity interests in Tianwei Yingli. The Company believes excluding these items from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such items are not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company also believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects and compare business trends among different reporting periods on a consistent basis. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial information included elsewhere in this press release.
Currency Conversion
Solely for the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB 6.5483 to US$1.00, the noon buying rate in New York for cable transfers of Renminbi per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board as of March 31, 2011. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such rate, or at any other rate. The percentages stated in this press release are calculated based on Renminbi.
Conference Call
Yingli Green Energy will host a conference call and live webcast to discuss the results at 8:00 AM Eastern Standard Time (EST) on May 20, 2011, which corresponds to 8:00 PM Beijing/Hong Kong time the same day.
The dial-in details for the live conference call are as follows:
—	U.S. Toll Free Number: +1-800-591-6942
—	International dial-in number: +1-617-614-4909
—	Passcode: 86980191
A live and archived webcast of the conference call will be available on the Investors section of Yingli Green Energy’s website at http://www.yinglisolar.com . A replay will be available shortly after the call on Yingli Green Energy’s website for 90 days.
A replay of the conference call will be available until May 27, 2011 by dialing:
—	U.S. Toll Free Number: +1-888-286-8010
—	International dial-in number: +1-617-801-6888
—	Passcode: 32347335
About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), which markets its products under the brand “Yingli Solar,” is a leading solar energy company and one of the world’s largest vertically integrated photovoltaic manufacturers. Yingli Green Energy’s manufacturing covers the entire photovoltaic value chain, from the production of polysilicon through ingot casting and wafering, to solar cell production and module assembly. Currently, Yingli Green Energy maintains a balanced vertically integrated production capacity of over 1 GW per year. Two capacity expansion projects of 600 MW and 100 MW are under construction in Baoding and Hainan, respectively, which are expected to start initial production in the middle of 2011 and will increase the Company’s total nameplate capacity to 1.7 GW in late 2011. In addition, Yingli Green Energy’s in-house polysilicon plant, Fine Silicon, which has a designed annual production capacity of 3,000 metric tons, has successfully started commercial operation in early August 2010. Yingli Green Energy distributes its photovoltaic modules to a wide range of markets, including Germany, Spain, Italy, Greece, France, South Korea, China and the United States. Headquartered in Baoding, China, Yingli Green Energy has more than 11,000 employees and more than 10 subsidiaries and branch offices worldwide. Yingli Green Energy is publicly listed on the New York Stock Exchange (NYSE: YGE). For more information, please visit http://www.yinglisolar.com.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward- looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
For further information, please contact:
Qing Miao
Director, Investor Relations
Yingli Green Energy Holding Co. Ltd.
Tel: +86 312 3100502
Email: ir@yinglisolar.com

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
Unaudited Condensed Consolidated Balance Sheets
(In thousands)

	December 31,
	2010	March 31, 2011
	RMB	RMB	US$

ASSETS
Current assets:
Cash and restricted cash	6,501,060	6,038,304	922,118
Accounts receivable, net	2,099,805	2,525,361	385,651
Inventories	2,524,956	3,018,917	461,023
Prepayments to suppliers	573,937	516,676	78,902
Prepaid expenses and other current assets	1,207,303	1,247,934	190,574

Total current assets	12,907,061	13,347,192	2,038,268

Long-term prepayments to suppliers	504,326	873,534	133,399
Property, plant and equipment, net	9,933,956	10,366,394	1,583,067
Land use rights	358,834	378,101	57,740
Goodwill and intangible assets, net	434,160	420,308	64,186
Other assets	50,157	105,433	16,102

Total assets	24,188,494	25,490,962	3,892,762

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings, including current portion of long-term debt	5,857,878	6,369,629	972,715
Accounts payable	2,475,415	2,735,687	417,771
Other current liabilities and accrued expenses	1,449,685	1,316,575	201,056

Total current liabilities	9,782,978	10,421,891	1,591,542

Senior secured convertible notes	83,213	94,783	14,474
Convertible senior notes	8,121	9,279	1,417
Long-term debt, excluding current portion	2,496,482	2,769,264	422,898
Medium-term notes	1,001,128	1,002,430	153,083
Other liabilities	542,956	467,744	71,430

Total liabilities	13,914,878	14,765,391	2,254,844

Shareholders’ equity:
Ordinary shares	11,881	11,915	1,820
Additional paid-in capital	6,412,995	6,427,487	981,550
Accumulated other comprehensive income	59,183	75,030	11,458
Retained earnings	1,866,813	2,226,544	340,019

Total equity attributable to Yingli Green Energy	8,350,872	8,740,976	1,334,847

Noncontrolling interests	1,922,744	1,984,595	303,071

Total shareholders’ equity	10,273,616	10,725,571	1,637,918

Total liabilities and shareholders’ equity	24,188,494	25,490,962	3,892,762

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
Unaudited Condensed Statements of Income
(In thousands, except for share, ADS, per share and per ADS data)

	Three months ended
	March 31,	December 31,
	2010	2010	March 31, 2011
	RMB	RMB	RMB	US$
Net revenues:
Sales of PV modules	2,411,894	4,003,996	3,402,289	519,568
Sales of PV systems	20,709	19,333	3,497	534
Other revenues	17,324	42,873	47,210	7,210

Total net revenues	2,449,927	4,066,202	3,452,996	527,312
Cost of revenues:
Cost of PV modules sales	(1,598,405)	(2,665,839)	(2,459,977)	(375,667)
Cost of PV systems sales	(18,436)	(13,572)	(2,009)	(307)
Cost of other revenues	(17,643)	(49,045)	(47,309)	(7,224)

Total cost of revenues	(1,634,484)	(2,728,456)	(2,509,295)	(383,198)

Gross profit	815,443	1,337,746	943,701	144,114
Selling expenses	(156,366)	(226,036)	(194,107)	(29,642)
General and administrative expenses	(106,934)	(123,311)	(132,972)	(20,306)
Research and development expenses	(16,216)	(44,947)	(48,379)	(7,390)

Total operating expenses	(279,516)	(394,294)	(375,458)	(57,338)

Income from operations	535,927	943,452	568,243	86,776
Other income (expense):
Interest expense	(91,174)	(130,595)	(130,492)	(19,928)
Interest income	3,295	4,122	4,534	692
Foreign currency exchange gains (losses)	(169,062)	(62,882)	61,218	9,349
Other income	3,543	1,930	1,991	304

Earnings before income taxes	282,529	756,027	505,494	77,193
Income tax expense	(39,467)	(121,732)	(76,761)	(11,722)

Net income	243,062	634,295	428,733	65,471
Less: Earnings attributable to the noncontrolling interests	(52,184)	(112,341)	(60,430)	(9,227)

Net income attributable to Yingli Green Energy	190,878	521,954	368,303	56,244

Weighted average shares and ADSs outstanding
Basic	148,992,178	155,987,778	156,615,524	156,615,524
Diluted	154,060,104	160,441,684	160,575,421	160,575,421

Earnings per share and per ADS
Basic	1.28	3.35	2.35	0.36
Diluted	1.24	3.25	2.29	0.35

Reconciliation of Non-GAAP measures to GAAP measures

	Three months ended
	March 31,	December 31,
	2010	2010	March 31, 2010
	RMB	RMB	RMB	US$
Non-GAAP income attributable to Yingli Green Energy	246,792	565,929	403,557	61,628
Share-based compensation attributable to Yingli Green Energy	(16,052)	(15,819)	(14,618)	(2,233)
Amortization of intangible assets attributable to Yingli Green Energy	(12,111)	(12,111)	(11,967)	(1,827)
Non-cash interest expenses attributable to Yingli Green Energy	(27,751)	(16,045)	(8,669)	(1,324)

Net income attributable to Yingli Green Energy	190,878	521,954	368,303	56,244

Non-GAAP diluted earnings per share and per ADS	1.60	3.53	2.51	0.38
Diluted earnings per share and per ADS	1.24	3.25	2.29	0.35